ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
7 January 2016 to 1 February 2016

1 February 2016

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 January 2016 consisted of 3,924,038,086 ordinary shares, of which, 176,890,028 were held as treasury shares; leaving a balance of 3,747,148,058 shares with voting rights.

The figure of 3,747,148,058 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

National Grid plc (‘National Grid’)
13 January 2016

Notification of Directors’ Interests
- Dividend Reinvestment

Following payment of the National Grid 2015/16 interim dividend on 13 January 2016, National Grid received notification on 13 January 2016 that the following purchases of National Grid ordinary shares to reinvest dividends paid had been made on behalf of Sir Peter Gershon and Lady Eileen Gershon, in London on 13 January 2016, at a price of 944.188 pence per share; 408 shares on behalf of Sir Peter Gershon and 71 shares on behalf of Lady Eileen Gershon.

National Grid received further notification today that Sir Peter Gershon acquired a joint interest with Lady Eileen Gershon of 833 ordinary shares in National Grid, in London on 13 January 2016, allotted under the terms of the Scrip Dividend Scheme at the Scrip Dividend Reference Price of 928.90 pence per share.

Following these changes Sir Peter Gershon has an interest in 83,363 ordinary shares in National Grid.

National Grid also received notification on 13 January 2016 that Jonathan Dawson acquired an interest in a total of 581 ordinary shares in National Grid, in London on 13 January 2016, allotted under the terms of the Scrip Dividend Scheme at the Scrip Dividend Reference Price of 928.90 pence per share to Mrs Anne Dawson.

Following these changes Jonathan Dawson has an interest in 36,586 ordinary shares in National Grid.

This announcement is made pursuant to the Disclosure and Transparency Rule 3.1.4.

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Contact: D Whincup, Assistant Company Secretary
0207 004 3209

National Grid plc (“NG”)

Friday 8 January 2016

Notification of Directors’ Interests

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NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 33,773 NG ordinary shares, on 7January, under the scheme was confirmed by the Trustee late yesterday, at a price of 946.004 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	16 Ordinary Shares

Andrew Bonfield	16 Ordinary Shares

John Pettigrew	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,661,098 Ordinary Shares

Andrew Bonfield	1,173,233 Ordinary Shares

John Pettigrew	639,253 Ordinary Shares

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Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).